

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2024

Jill Broadfoot
Chief Financial Officer
aTYR PHARMA INC
10240 Sorrento Valley Road
Suite 300
San Diego, CA 92014

> **Re: aTYR PHARMA INC**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 001-37378**

Dear Jill Broadfoot:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences